SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RESOLUTIONS OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

Rio de Janeiro, April 2nd, 2014, Petróleo Brasileiro S.A. - Petrobras hereby announces that the Ordinary and Extraordinary General Meeting, held today, at 03:00 pm, in the main auditorium of the company’s Head office building, at Avenida República do Chile nº 65 – 1st floor, in the city of Rio de Janeiro (RJ), ruled and approved as follows:

GENERAL ORDINARY MEETING

I. Management Report and Financial Statements for the fiscal year 2013 with Fiscal Council Opinion and Independent Auditors’ Opinion;

II. Capital Expenditure Budget for fiscal year 2014, according to the boards proposal, in the amount of R$ 69,726 million, as detailed below. These numbers refer only to the budget of the Parent Company.

2014 (R$ million)
Direct Investments	69,545
Financial Investments (capital increases in other companies)	181
2014 capital budget	69,726
Direct Investments	42,885
Contribution to Capital	181
Own resources	43,066
Third party resources	26,660

Out of the budget, 62.67% will be invested in the Exploration & Production segment, 26.43% in the Downstream segment, 9.13% in the Gas & Power and 1.77% in other business areas.

III. Distribution of results for fiscal year 2013, in the amount of R$ 23,407,565,780.30, according to the board’s proposal, as follows:

Allocation	2013 (in R$)
Net Income for the Period	23,407,565,780.30
Legal Reserve (5%)	1,170,378,289.01
Tax Incentive Reserve	21,055,260.02
Proposed dividends – 41.85% - R$ 0.5217 per common share and R$ 0.9672 per preferred share	9,301,024,110.44
Reserve created by the articles of incorporation	1,027,054,526.15
Profits appropriated in the capital	11,744,359,338.60

Dividends will be distributed as follows:

➢  R$ 9,301,024,110.44 (nine billion, three hundred one million, twenty-four thousand, one hundred ten reais  and forty-four cents), equivalent to R$ 0.5217 (fifty-two cents and seventeen ten thousandths) per common share and R$ 0.9672 (ninety-six cents and seventy-two ten thousandths) per preferred share, both in the form of interest of stockholders’ equity, based on the shareholding position on the date of this Annual Meeting of Shareholders, to be paid within 60 days, with amounts adjusted for inflation from December 31, 2013 to the payment date, according to the SELIC interest rate.

Moreover, with respect to the payment of Profit Sharing Results – PLR, Petrobras will strictly observe the terms and conditions contained in the Corporate Program Targets for the company approved by DEST.

IV. Election of the following as Members of the Board of Directors:

BOARD OF DIRECTORS

Representing the Controlling Shareholder

Mr. GUIDO MANTEGA

Mrs. MARIA DAS GRAÇAS SILVA FOSTER

Mr. LUCIANO GALVAO COUTINHO

Mr. FRANCISCO ROBERTO DE ALBUQUERQUE

Mr. MARCIO PEREIRA ZIMMERMANN

Mr. SERGIO FRANKLIN QUINTELLA

Mrs. MIRIAM APARECIDA BELCHIOR

Representing the Minority Shareholders Owners of Common Shares

Mr. MAURO GENTILE RODRIGUES DA CUNHA

Representing the Shareholders Owners of Preferred Shares

Mr. JOSÉ GUIMARÃES MONFORTE

Representing the Employees of Petrobras

Mr. SILVÍO SINEDINO PINHEIRO

V. Election of Mr. GUIDO MANTEGA as Chairman of the Board of Directors, as provided for in Article 18 of the company’s by law;

VI. Election of the following as Members of the Fiscal Council  and their respective substitutes:

FISCAL COUNCIL

Representing the Controlling Shareholder

Mr. PAULO JOSÉ DOS REIS SOUZA – as Member and Mr. MARCUS PEREIRA AUCÉLIO as substitute representing the National Treasury;

Mr. CESAR ACOSTA RECH – as Member and Mr. EDISON FREITAS DE OLIVEIRA as substitute;

Mrs. MARISETE FÁTIMA DADALD PEREIRA – as Member and Mr. RICARDO DE PAULA MONTEIRO as substitute.

Representing the Minority Shareholders Owners of Common Shares

Mr. REGINALDO FERREIRA ALEXANDRE – as Member and Mr. MÁRIO CORDEIRO FILHO as substitute.

Representing the Shareholders Owners of Preferred Shares

Mr. WALTER LUIS BERNARDES ALBERTONI – as Member and Mr. ROBERTO LAMB as substitute.

GENERAL EXTRAORDINARY MEETING

I. Setting the overall compensation of up to R$ 18,523,360.39 (eighteen million, five hundred twenty-three thousand, three hundred sixty reais  and thirty-nine cents) to be disbursed to Petrobras’ directors and executives for the period of April 2014 to March 2015, which includes: monthly salary, Christmas bonus (13th salary), vacation pay, profit sharing, private retirement plan, Brazilian Government Severance Indemnity Fund (FGTS) and Social Secutiry contribution, expressly forbidden to transfer to their respective salaries any benefits that may be granted to company employees at the time of execution of the Collective Bargaining Agreement on its respective effective date.

It is worth mentioning that the overall compensation to be paid to the Company´s directors and executives approved this year includes what is collected as Brazilian Government Severance Indemnity Fund – FGTS (8%) and Social Secutiry contribution (20%), following recommendation of the State Department of Coordination and Control of State Owned Companies, which is part of the Ministry of Planning, Budget and Management.

Considering the inclusion of these items, the compensation approved for the period of April 2014 to March 2015 has increased by 3,68% compared to the previous period of April/2013 to March/2014.

Authorizing the Board of Directors to determine the individual compensation of the Executive Directors considering the total cap minus the Board of Directors compensation.

Limiting the monthly salary of the members of the Board of Directors and of the Fiscal Council in 10% of the average monthly salary of the Executive Directors, excluding vacation pay and benefits.

II. Approved the increase of the Capital Stock by acquisition of part of the tax incentive reserve comprised in the year of 2013, in the amount of R$ 21,055,260.02, increasing the capital stock from R$ 205,410,905,230.50 to R$ 205,431,960,490.52 million, without changes to the number of common and preferred shares, as provided for in Article 40, Item III, of the company’s Articles of Incorporation, and the subsequent amendment to the wording in Article 4 of the aforementioned Articles of Incorporation, as follows:

“Article 4 - The capital stock is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais  and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) no-par-value shares, of which 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) are preferred shares”.

III. Merger of Termoaçu S.A. (“Termoaçu”) into Petrobras to:

(1) Approve the hiring of APSIS Consultoria e Avaliações Ltda. by Petrobras for the preparation of the Report of Appraisal, at book value, of Termoaçu, as provided for in Paragraph 1, Article 227, of Law 6,404, dated 12-15-1976;

(2) Approve the Report of Appraisal prepared by APSIS Consultoria e Avaliações Ltda. to appraise, at book value, the stockholders’ equity of Termoaçu;

(3) Approve, in all its terms and conditions, the Protocol and Justification of Merger, signed between Termoaçu and Petrobras on 02-05-2014;

(4) Approve the merger of Termoaçu into Petrobras, with its subsequent dissolution, without increasing the capital stock of Petrobras; and

(5) Authorize Petrobras’ Executive Board to perform all acts necessary to complete the merger, and rectify the status of the absorbed company and absorbing company before the relevant authorities, as needed.

IV. Merger of Termoceará Ltda. (“Termoceará”) into Petrobras to:

(1) Approve the hiring of APSIS Consultoria e Avaliações Ltda. by Petrobras for the preparation of the Report of Appraisal, at book value, of Termoceará, as provided for in Paragraph 1, Article 227, of Law 6,404, dated 12-15-1976;

(2) Approve the Report of Appraisal prepared by APSIS Consultoria e Avaliações Ltda. to appraise, at book value, the owners’ equity of Termoceará;

(3) Approve, in all its terms and conditions, the Protocol and Justification of Merger, signed between Termoceará and Petrobras on 01-23-2014;

(4) Approve the merger of Termoceará into Petrobras, with its subsequent dissolution, without increasing the capital stock of Petrobras; and

(5) Authorize Petrobras’ Executive Board to perform all acts necessary to complete the merger, and rectify the status of the absorbed company and absorbing company before the relevant authorities, as needed.

V. Merger of Companhia Locadora de Equipamentos Petrolíferos – CLEP (“CLEP”) into Petrobras to:

(1) Approve the hiring of PricewaterhouseCoopers Auditores Independentes by Petrobras for the preparation of the Report of Appraisal, at book value, of CLEP, as provided for in Paragraph 1, Article 227, of Law 6,404, dated 12-15-1976;

(2) Approve the Report of Appraisal prepared by PricewaterhouseCoopers Auditores Independentes to appraise, at book value, the owners’ equity of CLEP;

(3) Approve, in all its terms and conditions, the Protocol and Justification of Merger, signed between CLEP and Petrobras on 02-12-2014;

(4) Approve the merger of CLEP into Petrobras, with its subsequent dissolution, without increasing the capital stock of Petrobras; and

(5) Authorize Petrobras’ Executive Board to perform all acts necessary to complete the merger, and rectify the status of the absorbed company and absorbing company before the relevant authorities, as needed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.